EXHIBIT 12
HASBRO, INC. AND SUBSIDIARIES
Computation of Ratio of Earnings to Fixed Charges
Fiscal Years Ended in December
(Thousands of Dollars)

	2008	2007	2006	2005	2004
Earnings available for fixed charges:
Net earnings	$306,766	333,003	230,055	212,075	195,977
Add:
Fixed charges	61,688	46,917	39,055	42,394	43,890
Taxes on income	134,289	129,379	111,419	98,838	64,111

Total	$502,743	509,299	380,529	353,307	303,978

Fixed charges:
Interest expense	$47,143	34,618	27,521	30,537	31,698
Rental expense representative of interest factor	14,545	12,299	11,534	11,857	12,192

Total	$61,688	46,917	39,055	42,394	43,890

Ratio of earnings to fixed charges	8.15	10.86	9.74	8.33	6.93